CONTACT:
                                           Marianne V. Pastor
                                           (703) 335-7800
                                   FOR IMMEDIATE RELEASE

Williams Industries Inc. Announces
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Fiscal 2004 Results
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     Manassas, VA. --- October 21, 2004 --- Williams Industries, Inc.
(NASDAQ - WMSI) today announced its results for Fiscal 2004, which
ended July 31, 2004.   The company had revenues of $53,884,000 with a
loss of $780,000, or $0.22 per share, for the year.   This compares to
revenue of $52,671,000 with a loss of $936,000, or $0.26 per share, for the year ended July 31, 2003.

     For the fourth quarter of the fiscal year, the company had revenue of $13,372,000 with a loss of $459,000, or $0.13 per share. Interested parties are encouraged to read the company's Securities and Exchange Commission (SEC) filings in order to get specific information regarding how the company's income tax benefits or provisions affect year-to-year comparisons.

     During the year ended July 31, 2004, the company chose not to renew its lease for the Bessemer, Alabama manufacturing facility. The company is in the process of negotiating a short-term extension with the landlord to facilitate an orderly shutdown.

     Frank E. Williams, III, President and CEO of Williams Industries, said the decision to close the Bessemer plant was a reflection of the overall state of the economy. "The fact that Congress has been unwilling or unable to pass a new infrastructure spending bill after more than 18 months of political haggling is an indictment of our lack
of domestic priorities.   This legislation controls the vast majority
of spending for roads, bridges, mass transit and airports and yet our elected officials on both sides of the aisle can't seem to find time to focus on what is clearly a priority for the safety of the American people. Williams Industries leased the Bessemer facility with the very valid expectation that there is a significant amount of infrastructure
improvement needed in the southeastern United States.   Our reasoning
was sound; the federal spending programs have not been. Obviously, the disconnect in our planning and the government's priorities resulted in difficulties for the company."

     Williams noted that when the uncertainty over the reauthorization of the federal legislation is coupled with the dramatic increases in the price of steel over the past year, Williams Industries' results for Fiscal 2004 are readily understood.

     "Although the company still is fine tuning a number of internal factors, such as the need to generate revenue in our crane rental operations, I believe it is accurate to say that Williams Industries
has been coping with severe external pressures this year.   The
pressures are such that a number of companies in our business have ceased to exist. Due to the company's strong net worth, which is in excess of $16 million, and its veteran employees, Williams Industries will survive and ultimately thrive, but we must continue to strategically manage though these lean times to be positioned to prosper when our industry, as it always does, rights itself again," Williams said.

     However, he added that the company's backlog of work is very strong, increasing from approximately $58 million at July 31, 2003 to $60 million at July 31, 2004. The increase in the backlog is primarily due to the company's contract for approximately $26 million for the I-95/395/495 Springfield Interchange outside of Washington, D.C. Approximately $25 million of the $60 million backlog is long-term in nature and not expected to be recognized as revenue during the fiscal year ending July 31, 2005.

     Williams Industries, Inc. is the largest publicly owned specialty construction company in the Mid-Atlantic region. Its subsidiaries provide a wide range of quality, cost competitive services and products for the industrial, commercial and institutional construction markets. The construction and manufacturing services include: steel and precast concrete erection; miscellaneous metals installation; the fabrication of welded steel plate girders; rolled steel beams, and light structural and other metal products; the construction, repair and rehabilitation of bridges; and crane rental, heavy and specialized hauling and rigging.

     For additional information, please go to the company's web site "www.wmsi.com" or call the investor relation's office at (703) 335-7800.

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